Exhibit 99.5
Afternoon Earnings Call

INFOSYS LIMITED
AFTERNOON EARNINGS CALL
April 13, 2012

CORPORATE PARTICIPANTS

S.D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director.

V. Balakrishnan
Member of the Board, Chief Financial Officer

Ashok Vemuri
Member of the Board, Head of Americas and Global Head of Manufacturing, and Engineering Services

BG Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance

Prasad Thrikutam
Senior Vice President, Global Head of Energy, Utilities, Communications and Services, Member, Executive Council

Pravin Rao
Senior Vice President, Global Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences, Member, Executive Council

INVESTORS

Diviya Nagarajan
UBS Securities

Ashwin Mehta
Nomura

Anand Bhaskaran
Spark Capital

Anantha Narayan
Credit Suisse

Edward Caso
Wells Fargo

Viju George
JP Morgan

Rod Bourgeois
Bernstein

Nitin Mohta
Macquaire

Sandeep Muthangi
IIFL

Ankur Rudra
Ambit Capital

Sandip Agarwal
Edelweiss

Moderator

Ladies and gentlemen good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the ‘listen-only’ mode and there will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Avishek Lath of Infosys. Thank you and over to you, sir.

Avishek Lath

Thanks, Marina. Good afternoon ladies and gentlemen. I am Avishek from Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter and the year ended March 31, 2012. Joining us today in this conference room is CEO & M.D., Mr. S.D. Shibulal; and CFO, Mr. V. Balakrishnan along with other members of the senior management team.

We will start with a brief statement on the performance of the company during the quarter and year ended March 31, 2012, outlook for the quarter-ending June 30, 2012 and year ending March 31, 2013. Subsequently we can open up a discussion from Q&A.

Before I hand over to Infosys management I would like to remind you that anything we speak which refer to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. The full statement and explanation of the risk is available with our filing with the SEC which can be found on www.sec.gov. I would now pass it on to Mr. S.D. Shibulal.

S.D. Shibulal

Good afternoon, everyone. Thank you for joining the call. As you may know by now, we have been through a difficult quarter. It has been a pretty challenging quarter for us. There was convergence of multiple events especially during the end of the quarter which led to this difficulty. We had delays in contract closures. We had slowness in decision-making. Some of the anticipated ramp-ups did not happen during the quarter especially during the end of the quarter. We also saw ramp downs late into the quarter especially in the Financial Services sector and mostly specific to North America. Given all those things, we delivered revenue of $1.771 bn as against the guidance of $1.806-$1.810 bn. We knew that it is going to be a difficult quarter. We had adjusted our guidance in the beginning. Still when there was convergence of the events during the end of the quarter it was difficult for us to make up. As we had said in the past, when we enter a quarter we have visibility for 95% of the business. We need to make up 5% of the business during the quarter. That is approximately $90 mn when you look at these numbers. We were on track for the first 2 months and then there were multiple events.

Moving on, we see that most of the budgets are closed at flat or marginally down. However, we are not getting a good visibility on client spending. This is also true especially in the Financial Services segment where we are seeing zero-based budgeting, month-to-month decision-making as well as a lack of linkage between the profits and the technology spend. In general, in the Financial Services segment when the profits go up, the technology spend also goes up. We are not seeing that. There are many reasons for it. The profits predominantly are not going up because of healthy business reasons. There are other reasons like write-backs and things like that. Also while their profits are going up, the revenues are not going up. Given those factors, we are not seeing that linkage. We are also seeing that some of the regulatory requirement have been pushed out which is a slowing down spend in Financial Services. There have also been leadership changes in at least a couple of our accounts in the Financial Services segment. In that environment, we have given a guidance of 8-10% for the year and 0%-1% for the quarter. We clearly believe in our principles. We believe that there should be symmetry of information between inside and outside, that we should give a guidance and we have given it even in a pretty difficult period. We believe that this is a new normal, there will be more volatility, more unpredictability. The principles of guidance remain the same. We have visibility for 65% of our business for the year and 95% of our business for the current quarter.

There have been many good things during the quarter and during the year which I want to highlight. Number one, we have had a revenue productivity increase of 4.7% during the year. This is a reflection of our aspiration of superior quality growth. It is also a reflection of the fact that our strategic direction is being accepted by our clients and it is a reflection of the portfolio which we try to build. We clearly believe that this is the way to build a sustainable long-term corporation which can aspire towards superior financial performance.

Client additions in Q4 has been pretty strong. We have added 52 new clients; many of them in ‘US Fortune 500’ and ‘Global Fortune 500. We had good wins in Q4. We have 5 deals which we won in Q4 and 3 of them above $100 mn. We have 7 business transformational wins in Q4.

Another important number area is about the products and platform space. Products and platform deliver 6.2% of our revenue in Q4 and is very much in line with trying to deliver more revenue from this space. The platform space is unique. We delivered $25 mn in revenue in the platform using our platforms in FY12 but we have exceeded the year with $350 mn TCV. That also signals a shift at least in the products and platform space on the profile of the revenue. While we did $25 mn of revenue in Q4, we exited with a $350 mn TCV. It is invest now, get revenue in the long run, it is extremely sticky business, it is not effort oriented, we expect to see non-linearity between effort and revenue in this space.

Lastly, as I said our strategic direction has been very well accepted by our clients. Our strategic direction is of ‘Building Tomorrow’s Enterprise’ and having a balanced portfolio of transformation, operation and products and platform. It is not about giving up a space and only occupying a specific space. Having a balanced portfolio is the way to deliver higher and higher clients value, is a way to strengthen our strategic partnership with our clients, it is a way to be relevant to our clients in all areas of their spend and their activities, is the way we can create a corporation which can sustain our aspiration. We are quite confident that in the long-term our strategic direction will deliver our aspirations.

With that let me now hand over to Bala. Thank you.

V. Balakrishnan

Good afternoon, friends. If you remember in the beginning of the quarter, we had given a guidance in revenue terms of Rs. 9,391 crores to Rs. 9412 crores. Our actual revenue was Rs. 8,852 crores. EPS of Rs. 42.12 was the guidance, we did Rs. 40.54. For the full year, we did EPS of Rs. 145.55. The reduction in EPS is mainly due to the currency. If you look at the operating margins, the operating margins in Q4 was 29.8%, after depreciation. In Q3 it was 31%. We had seen a decline of 1.1% in operating margins during the quarter and that has attributed mainly to a currency. Average rate of Rupee/Dollar was 51.37 in Q3 and in Q4 it was 49.96, so there was a 2.7% appreciation that translates to an impact of 1.1% in the operating margin. If you take the full year, the operating margin has declined by 70 basis points. In FY11, the operating margin was 29.5%. In FY12 it was 28.8%. Rupee had a benefit for the year because Rupee depreciated by close to 5.6% in Fiscal 2012 and that was beneficial to a margin by around 2.3%. At the same time utilization came down by 4%. So the rupee impact was more or less offset by the utilization. Some others costs went up. So we have seen operating margins for the full year declining by 70 basis points. In any normal year, we say our operating margin will vary within a narrow band of 50-100 basis points and that is what has happened in this quarter.

This quarter our pricing has declined by around 1.1% in reported terms. Volume declined by 1.5%. But if you take the full year, our pricing went up by around 4.7% in reported terms and volume growth was 11.1%. So, we had seen a good pricing increase for the full year. That is what we keep talking about the high quality growth. Our hedging position as of the year end was $ 889 mn. We continue with the policy of hedging for the short-term because we believe the volatility will continue for sometime to come. The Rupee could be under pressure in the short-term, so we are not changing our policy.

If you look at the cash flows, operating cash flows is around 28% of the revenue for FY 12. Our Return on Capital Employed is more than 40%. We have close to Rs. 21,000 crores of cash. Our DSO days is 60 days. If you look at all the financial metrics, I think that has all come out well. The operating cash flow as a percentage of revenue is very important matrix which continues to be over 25%. For the next year we have given a guidance of 8%-10% in dollar terms for revenue growth and 4%-6% EPS growth in dollar terms. In Rupee terms, the revenue growth is 14%-16% and the EPS growth is 9%-11% because we have assumed Rupee/Dollar at 50.88 which is the closing rate as of March-12. We are hiring 35,000 more employees next year which includes 13,000 employees for the BPO operations. In the first quarter for next year, we assume that the operating margin could decline by around 200 basis points mainly due to two reasons. One, the visa costs gets bunched up in the first quarter as in any normal year. Number two, we are going to hire some 1,200 employees onsite in the US who will be all local hires and most of it will get bunched up in the first quarter which will pressure utilization. For the full year, we are assuming the margin will be within the narrow band of 50-100 basis points. We have not given any wage increase at the start of the year like we do in any normal year. We will relook at wage increase during the middle of the year when we have more visibility and more hold on the numbers. We have not assumed any price increase in our guidance. We have taken the Q4 pricing to be stable for the rest of the year in our guidance. We believe that we have more visibility in the client budget because most of the clients have finalized the budget but the spending is a challenge because spending is linked to what will happen in the environment. We had given a guidance based on what we are seeing in the marketplace at this point of time and over the year, if we have more visibility or more hold on the data we will come and update.

With this I will conclude. Now, we can open the floor for questions.

Moderator:

Thank you very much. Ladies and gentlemen we will now begin the question-and-answer session. The first question is from Divya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Just had a couple of questions on your 8%-10% guidance. Could you just run us through the underlying assumptions that you have in this in terms of your expectations for US versus Europe and the Banking sector versus the rest of the sectors please?

S.D. Shibulal

Our guidance has assumed flat pricing which means all the growth is supposed to be from volumes. We are expecting stable pricing as far as assumptions go. We are not expecting major shift, even though our investments in Continental Europe is definitely yielding results. We have created country offices in Germany and France. We have invested into country heads in both these countries. These countries have grown above our average. We are definitely expecting better returns from the investments we have made in the Continental Europe. With that let me now ask Ashok and BG to give color specifically for North America and Europe.

Ashok Vemuri

I think the North American book this quarter was down but on a yoy basis, it is up about 13.3%. We have had, as Shibu characterized, a confluence of a lot of negative things happening to us at the same time, whether it is ramp downs or the lack of certain programs ramping up at the right time, some changes in the C-suite which has resulted in delays and deferments of some programs etc. But overall, if you look at various industries that we operate in the US market, the macroeconomic environment in the US is fairly robust. In fact, if you look at the Manufacturing sector, US enjoys the lowest energy costs. They may not enjoy labor arbitrage. That is probably one of the reasons why we are seeing a resurgence of manufacturing activity in United States. We are very confident about what we can do in the Financial Services space notwithstanding what happened in Q4. That obviously does color what we think will happen in the first quarter and therefore also influence the rest of the year. But the strategy is on ‘Building Tomorrow’s Enterprise,’ investments that we are making in consulting, system integration, in our products and platforms play has found traction. In fact, it has not only found traction but also realization in terms of revenue and rates, etc. is very healthy. If you look at the account opening of the 8 Global ‘Fortune 500’ accounts, 5 of them happen to be from the US market, of which 4 happen to be from the Financial Services market. We are concerned about the volatility and the uncertainty that is there, globally and the implications it has for the US market. We also realize that this is an election year in the United States and therefore there is accompanying rhetoric especially towards the kind of business model that service companies use. But given all of that and given the exit rate we have in Q4, we have factored all of that into the guidance from a North America perspective.

BG Srinivas

Thanks Ashok. For Q4, Europe was marginally up by just a million. But if you look at the macroeconomic situation in Europe, it is still daunting. The challenges are still there and there is no easy solution to the current challenges. At the same time from a businesses perspective sector-wise, Retail continues to see fall in sales, Manufacturing continues to see shrinkage even in Germany which was very robust before the last quarter. The Financial Services industry is still getting into such stabilization mode. Given all this, we are still seeing business as usual to some degree. The IT budgets are cast and in most cases across sectors the budget is down. Some are down by 5%-10%, in very few cases we have seen budgets all the way down by 20%. In Europe what we have factored in for the full year is because we are still seeing steady demand for the client businesses we are in, we will see growth for sure. It will still be steady QoQ . Some of the opportunities which are coming our way in the current pipeline is from Energy sector, Manufacturing, a few in Financial Services in the UK particularly, telco in the wireless services space as well as even in Retail in spite of the sector going through challenging times, the spend continues and we are very well poised because of the investments we have made on platforms including the digital marketing, multichannel commerce, where we are seeing a lot of opportunities,. There are also initial steps taken by organizations in Europe to look at Cloud as an enabling for managing their costs. There are consulting engagements underway today. Our partnership with Microsoft is paying dividends especially on some of the opportunities we are seeing jointly with Microsoft on collaboration platforms on the cloud.

Diviya Nagarajan

BG, will this trend of Europe continue to grow faster than US play out with the rest of the year as well?

BG Srinivas

Of course, my goal is to drive Europe revenues ahead of the rest of Infosys but given the macroeconomic situation and the fact that Europe will continue to be slow in decision-making, it is difficult to say at this point in time. But given the current set of opportunities and hopefully if decisions are taken in time, I would say that I would see a steady growth in Europe unless something really happens in the macro environment which could shake up Europe. Otherwise I would say it will be a pretty steady growth.

Diviya Nagarajan

Thanks BG. Shibu you also mentioned at the beginning that you saw some ramp downs in financials in North America. Could you kind of run us through what really lead to these ramp downs, was it a change in clients spending patterns, which sections of the client budget did you see ramp downs in. Lastly I think earlier when NASSCOM had come out with 11%-14% guidance I think Kris had commented that this was a realistic number. Is that now more an aggressive number given our guidance?

S.D. Shibulal

On the financial services segment, as I said we have seen ramp downs in a few programs and few clients. Some of them are related to the uncertainty in the environment itself. In March, you have also seen some uncertainty in the European situation. We have seen some leadership changes in some of our accounts. These kinds of things happen and you don’t see growth, people tend to put on hold existing programs and review them sometimes, cancel them. We also saw the regulatory requirements being shifted, the programs which were focused on creating compliance and regulation got cancelled for the time being given everything else. I will ask Ashok to give a little more color on this but before I go there, as far as the NASSCOM projections are concerned, they have given a 11%-14% projection which is really a very wide band. They have said that they will revise it as and when they have more information. In our case we clearly believe that our guidance reflects our reality. As I said it is a new normal. We have stuck to our principle of making sure that there is symmetry of information between inside and outside and our guidance is as we see it at this point in time. Now let me request Ashok to give more color on the specific details of FSI.

Diviya Nagarajan

Shibu just one question if I understood it correctly, you mentioned that leadership changes in your accounts also contributed to the ramp downs?

S.D. Shibulal

It is not our leadership changes, we have seen some leadership changes in our accounts.

Diviya Nagarajan

On the client side, got that.

Ashok Vemuri

Let me just give you a quick color and expand a little on what Shibu said. As I was saying earlier as well, there are some changes in the C-suite of some of our clients. Typically when that happens, we find that projects that are about to start or that are about to be funded somehow seem to not find favor with the new person as against the erstwhile person even if it has been signed off as a service. There are delays because of that. Specifically we have had challenges in the banking and capital market space in terms of some of the ramp-ups and some of the large deals that we won in the insurance sector got deferred and delayed. But most important thing is that we found some of our financial services senior executives and buyers to be extremely fickle. We have had actual conversations where our clients have said that there is uncertainty, Spanish bond yields have gone up, so we do not know whether we should continue this program. There is uncertainty because there are riots in Greece. After a while hearing these explanations, we basically thought maybe they were not able to give us the reason to give not give us the program but they were cooking these up. But this is something that we have found consistently even in conversations with some of our competitors who are hearing some of the similar kinds of things from our clients. Some of these programs we believe have been shelved for a longer duration and some have been deferred and hopefully we will see a resurgence of those programs coming back in the next couple of quarters.

The other thing is that we have been very actively engaged with our clients on the regulatory and compliance space especially in the capital markets area. Some of those investments and dollar spends that our clients have, are moving away from this area for two reasons. One is that the regulators have comeback and extended the timelines by which some of these banks have to be compliant. Also there is now enough commentary out there that the bites of these compliances and regulatory requirements may not be as strong as they had suspected. These clarifications from the regulators have come saying that you really do not have to be doing all these various things that you thought you have to do and therefore, there is a lesser amount of attention that is being paid. We have noticed that on some of the regulations especially in the card and payment space. The only ones that continue to be very strongly invested in are those which are around the protection of consumers.

Diviya Nagarajan

Sure thanks and all the best for the year.

Moderator

Thank you. The next question is from Ashwin Mehta from Nomura. Please go ahead.

Ashwin Mehta

I just wanted to check on not giving out wage hikes, so in terms of our guidance is no wage hike baked in? Secondly if the competitors decide to give a wage hike, do you see the attrition situation deteriorate from where it is currently?

V. Balakrishnan

We are not giving a wage hike at this point of time because we felt that the uncertainties are very high. During the year if we have more comfort on the growth and the visibility, we will definitely re-look at the wage increase. Our attrition is coming down. Even if the competition gives some wage increase they are doing the catch up because you look at the whole industry, our average per capita wages is much higher than them. So I do not think that will be an issue for us.

Ashwin Mehta

In case of wage hikes coming in during the year, they will largely be growth linked and not necessarily cause a downgrade in terms of our earnings.

V. Balakrishnan

We have given a guidance on earnings, that has not factored in the wage increase. If we have more visibility on the growth we will re-look at the wage increase. That time we will come with a revised guidance.

Ashwin Mehta

Thanks a lot.

Moderator

Thank you. The next question is from Anand Bhaskaran form Spark Capital. Please go ahead.

Anand Bhaskaran

On the near term guidance for the first quarter, it has been a flat guidance. Historically June has been a very strong quarter, any specific reasons why you think June will be weak and again growth on the upper end of the guidance tends to be more back ended?

S.D. Shibulal

As I said, we are coming out of a difficult quarter where most of the events happened at the end of the quarter. It has all happened in the last 30 to 40 days. See when we look at where we are today and based on where we are today after those events, it is very important for us to see the facts as they are. At this point in time when we look at the year, when we look at the Q1 we have done multiple analysis, we have done our client partner survey, we have talked to our clients, we have looked at their budgets, we have looked at their spends, confidence, we have analyzed account-wise. From all those facts as we see today, the guidance is what it is. Now it is true that to make the 8% to 10% we will do approximately 4%-5% over the next 3 quarters. At this point in time given all the factors and given all the facts we know, we believe that is the right thing to do. As we have said in the beginning, please remember this is a guidance. When we enter a quarter we have 95% visibility and when we enter the year it is a 65% visibility. We have not changed our principles of guidance.

Anand Bhaskaran

That’s it from my side thank you.

Moderator

Thank you. The next question is from Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

Thank you, had a couple of questions. The first was in terms of your margin guidance for next year. You have a lot of tailwinds from the currency for FY13, your utilization level seems to be at a fairly low level, you assumed no wage inflation, but yet you are assuming that margins decline for FY13, so just wanted to understand how you are thinking through that?

V. Balakrishnan

Our guidance is for 8%-10% growth. We are hiring 35,000 more employees next year. It includes 13,000 for BPO. For the full year next year, our margin assumptions had been for operating margin to decline within a narrow band of 50-100 basis points. That is also because of the utilization. Our utilization excluding trainees is already at 70% and next year when we add more people, then the utilization could slightly come down. That is the impact on operating margin. But with all this, we are talking about operating margin behaving within a narrow band of 50-100 basis points. As we always say, our preference is to maintain margins, our preference is to get the best margin in the industry. I do not think we are going to take our eye off it, but our balancing interest of all the stakeholders. In an uncertain environment, we are not giving wage increase, but going forward in the year when we have more visibility and if we see better growth, we will definitely relook at that.

Anantha Narayan

Thanks Bala and my last question was essentially in terms of some of the comments that you mentioned about leadership changes in a couple of your client accounts and some ramp downs. Now there seems to be some company specific factors that play besides the macro concerns that you all mentioned as well. Now while it is going to be difficult to quantify this, but can you give us a sense of how much of the slowdown in the March quarter and the muted growth in the June quarter is because of specific client issues versus the macro?

S.D. Shibulal

Actually we are not having a client specific issue. It is not like one client is causing is huge impact or something like that. We have seen broader set of issues in financial services space. We had couple of leadership changes in our clients. We have seen the impact, but we have seen a broader change, broader set of issues. It is not led by one single client, that is not the situation. But at the end of the day, our reality is our reality. The guidance is based on our set of clients and it also based on our set of portfolios. When you have a high percent of the revenue coming from consulting and system integration, in a volatile environment it can be more bumpy. If you want to build a balanced portfolio, that is the only way to build it. We clearly believe that to create a sustainable business which can be relevant to our clients which can actually withstand some of the pricing pressures which can actually deliver highest client value, you need to have a balanced portfolio. On the other side one part of the business will be bumpy during volatile environment.

Anantha Narayan

Thanks for that Shibu and if you can just squeeze in one last question. Based on some of the comments that the company has made in the recent past as well as the comments made in today’s call, I would have assumed that any guidance for FY13 would have been more front-ended because of given the uncertainty in the environment. However the numbers that Shibu mentioned the number seemed to be more back-ended. We would like to get your thoughts on this?

S.D. Shibulal

Q1 is where we have given a flat guidance of 0% to 1%. It definitely had an overhang from the Q4 issues we faced. Our belief at this point is that it will be more uniformly spread across the remaining quarters.

Anantha Narayan

Thank you very much.

Moderator

Thank you. The next question is from Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Thank you for taking my call. Just wanted to clarify on the guidance, the decline of 50-100 basis points in the full year guidance. Is that just utilization or is there a year-over-year impact from currency?

V. Balakrishnan

Well, it is just the utilization.

Edward Caso

Okay and the other question is on visas in the United States, is that becoming an operational challenge for you in staffing projects on the local land. Are you hearing any pushback from clients here on the case?

S.D. Shibulal

No, I think it is important to frame this question in the framework of the strategic direction which we are taking. We are trying to do more and more consulting system integration work which means it is domain-intensive, it is more consulting-oriented, it requires more local knowledge as well as language. We have to recruit people in the local market. This is a journey which we have been on for the last few years but more aggressively, more well- thought out and more articulated over the last 18 months or so. We have hired 1200 people onsite in the last 18 months. Our plan is to hire another 1200 in the next 12 months or probably less than that. These are new jobs, new employment, new positions being created in the local markets, greatly in the US market. Our onsite hiring is going on pretty well. In a sense, that reduces our requirement for the people to travel from other parts of the world. That is where we are. Our clients are fully aware and extremely supportive of our strategic directions. They also understand that the demography of our talent onsite will change to some extent

Edward Caso

I heard that you said you were at this time not giving any wage increases in India. It sounds like you are shifting, you are continuing to shift your workforce to the US and Europe. Does that have implications for the average wages and how has that baked into the operating margin guidance?

S.D. Shibulal

No. Our compensation structure is based on the role which the individual plays. It is not related to any kind of other factors like origin or local versus global, visa versus non-visa, none of that really plays into it. It is based on the role which people play. In US, Europe and Rest of the World, we have a combination of talent. We have talent which is recruited locally. We have talent which is traveling from India and within a band, the structures are same. There may be differences due to experience, due to relevancy of technology, etc., but otherwise from a principle perspective, it will be in a range. Our model is 30:70, 30% of the work is being done onsite where the revenues are higher, the rates are higher as well as the compensation structures are based on the local requirement. Moving talent is part of our business and that does not really impact our cost structure. It is part of the business model, it is baked into it.

Edward Caso

Last clarifying question, Bala what was the DSO statistic that you mentioned?

V. Balakrishnan

Our DSO is 60 days.

Edward Caso

Thank you.

Moderator

Thank you. The next question is from Viju George from JP Morgan, please go ahead.

Viju George

I know you have discussed this in the call earlier, but for further clarity can you just give me a sense of the confluence of factors that led to $30 mn miss in your guidance which you are saying has happened in the last couple of weeks because I don’t think we saw it coming till your silent period?

S.D. Shibulal

As I said, when we entered the quarter, visibility is usually 95%. We also have 30% of our revenues coming from discretionary spend which sunsets almost every 3-4 quarters which means that you have to refill the discretionary spend. These are two factors. If you look at the last quarter, we entered the quarter with about 5% which we needed to bridge which is approximately $90 mn. First 2 months, things were going okay, I wouldn’t say great because of the simple reason that in some quarters in the past, we would have actually moved much ahead. But we were going okay. In the third month is when we had sudden challenges. If only one of the events had happened. For example, we were able to ramp-up and we had seen only ramp-downs, we would have been okay. In the third month, we saw a tremendous convergence of all the events happening simultaneously and that is what led to the challenges. Even this quarter we use the same set of principles for guidance.

Viju George

So what you are essentially saying is the environment has markedly deteriorated in the last 2 weeks or the last 1 month?

S.D. Shibulal

The events which led to the gap happened in the last 1 month.

Viju George

Thank you.

Moderator

Thank you. The next question is from Rod Bourgeois from Bernstein. Please go ahead.

Rod Bourgeois

If at the end of quarter, you encountered a number of problems and I guess if you are explaining that those problems were broad-based, they were not specific to 1 or 2 large clients, can you describe for us what the macro factor was that happened late in the quarter that caused this broad based pull back in demand?

S.D. Shibulal

There are 2 or 3 things. Number one I think Ashok outlined this because it has predominantly happened in the financial services segment. So I will give some initial remark and then ask Ashok to comment on it again. While there are some positive indicators in US, we are not seeing that kind of confidence in spending across the board and specifically in the financial services segment. We saw that some of the regulatory requirements were getting pushed out and that also led to slowdown or not even starting up of some of the programs which were supposed to start. When some of the leadership changes happened on the client side, we saw that programs were put on hold or paused for a while. Those are the kind of events. Now let me ask Ashok to actually give little more color.

Ashok Vemuri

I think Shibu covered it. More than just any particular macroeconomic event, I think we saw deferments, delays and ramp-downs happen and any event in the world was used as a reason for that. We have actually heard our client say that ‘look we think it is not the right time and the reason is because Spanish bond yields have gone up or there are riots in Greece’ as an example of some of these things. But truly what we had seen is decline in spending in the regulatory compliance area. We have seen a hesitation to fund programs which have been won by us and they have said that they want to do it. We have seen some programs that were part of globalization of some of the commercial banking products (since they were pushing some of these products out from the US markets, especially in emerging markets) have got cancelled. We have seen some of that actually pull back into work to be done by their own IT teams rather than being given to service providers. We have seen a combination of events. Typically you will see some of these in a quarter and then they are offset by increased ramp ups in some of the programs that we would have won in the previous quarter etc. We did not see that happening.

Rod Bourgeois

Okay and second part of that question, do you have any sense that how your win rate is doing? Is there any indication potentially later in the quarter you might have lost some share in certain key accounts? The other part of that is are you guys considering a different pricing posture in any part of the market place? You historically commanded a price premium. Would you re-consider that price premium in order to drive better growth. So part one is, is there any share loss that you are detecting and part two is, would you consider any change in your pricing posture?

Ashok Vemuri

If you look at the statistics in terms of the account opening which is a good indicator of whether there are more clients buying into the value proposition we are bringing to the table, the 52 accounts we have opened this particular quarter of which 12 of them are in the Fortune 500 and 5 of them are from the financial services. If I look at the Americas market, we have had significant traction in opening account which is a good sign. If I look at the large deals that we won, we won 5 large deals this particular quarter (large deal is characterized as one that is over $100 mn with a longer tenor). We have seen 3 of them in the United States. We are seeing new account openings in the Fortune 500 segment, we are seeing new account openings through large deals, we are seeing renewals of large contracts, we have seen price increases through the year. Even this quarter we saw a little bit of that and given that we are continuing to invest in our strategy of ‘Building Tomorrow’s Enterprise’ which drives us up the value chain, we really do not think there is any compulsion for us to be looking at a strategy which in some way hits top-line with bottom-line. We have always stated very clearly that our objective is to have superior financial results and margins for us is an indicator of that fact that whatever work we are doing, the client considers as valuable and is willing to pay the premium.

Rod Bourgeois

Thank you guys.

Moderator

Thank you. The next question is from Nitin Mohta from Macquaire. Please go ahead.

Nitin Mohta

Shibu, you had earlier mentioned on your TV comments regarding higher share of discretionary spend make the comparison versus your peers tough. However, when we look at new software license sales guidance or the outlook shared by some of the US-listed peers, they seem to be sounding more optimistic than Infosys? Just trying to arrive at what is the difference?

S.D. Shibulal

There are 2 factors. If you compare us with the Indian IT industry peers, you can clearly see that our share in discretionary services is definitely much higher than their average share, that is very clear. When you compare with the global system integrators, there is a huge amount of size difference and things like that. I believe their growth is also predominantly led by the outsourcing side of the business, not the consulting side of the business. At the end of the day if you have a reasonable percentage of discretionary spend, that will bump higher during a volatile period. What we are trying to do is again build a balanced portfolio. The platform business is a lot more annuity-based, lot more sticky, lot more transaction-oriented and less bumpy. Even though it is based on the client’s business it will be less bumpy than the transformational business. As the portfolio becomes more balanced, it will also allow us to balance the bump.

Nitin Mohta

Secondly if I can follow up on Manufacturing, the vertical registered a sequential growth. What is driving that in terms of geography and nature of services?

BG Srinivas

In the Manufacturing sector, interestingly while the macroeconomic indicators are still challenging and in Europe the sector is still going through challenges of growth, in fact there has been a shrinkage in the last quarter, however our business in this sector has been reasonably steady sequentially for the full year. We do have a pretty decent pipeline even as we speak. There are several things happening across sectors. The automotive sector particularly is looking up both in the US and Europe and there again in two areas we are seeing great traction. One is, on the simplification of their internal processes and their focus to drive operation cost down, there are opportunities to simplify not only the processes but also systems which are underlying which means templatize the approach to simplification of their backbone which is typically either say SAPs or ERPs. The second aspect where the investments are happening in the sector is on Dealer Management Systems where we have good frameworks helping clients to connect with their dealers and end consumers. The aerospace sector again is looking up. The commercial airlines business both on IT applications and R&D spend is going up and we are seeing some traction. Across other sectors, in hi-tech we have seen a steady growth throughout the year and we believe even going forward next year there will be growth. In the Process sector we have had some new wins in the sector, both in US and Europe and that has continued to help us grow. In the industrial manufacturing again there have been 2 wins in the last 2 quarters, one is a large transformation win in Europe and in the US we have had 2 wins and that has again helped us to continue to keep a steady growth rate.

Nitin Mohta

Thank you.

Moderator

Thank you. The next question is from Sandeep Muthangi from IIFL. Please go ahead.

Sandeep Muthangi

Can you help me understand the margin change during the quarter a bit because you highlighted currency as the primary reason but again pricing was lower and utilizations were lower massively? So can you help me understand what were the tailwinds during the quarter?

V. Balakrishnan

There was a lot of offsetting factors one against another. But at the macro level the margins declined by 1.1% and that is mainly because of the rupee. We are able control the cost more effectively to offset some of the utilization impact, but the main impact is only Rupee.

Sandeep Muthangi

For the next year when you are highlighting the margin impact have you built in any salary increases?

V. Balakrishnan

No, my friend. We have not built in any salary increase. We will re-look at it somewhere in the middle of the year.

Sandeep Muthangi

Thank you.

Moderator

Thank you. The next question is from Ankur Rudra from Ambit Capital. Please go ahead.

Ankur Rudra

The first question is on, you mentioned clearly towards the end of the quarter you saw several problems in the macroeconomic environment. Does that make the visibility and the demand environment for you at the beginning of this year in this quarter worse than it was at the beginning of the last quarter and the beginning of last year?

S.D. Shibulal

As Bala said, we are operating in a new normal, it is more volatile. Predictability is definitely lower than what it was in the past and the challenges which we saw in March also has an impact on our visibility. We have considered all this in our guidance. That is why we always say that it is a statement of fact as we see it today.

Ankur Rudra

Fair enough. The second question is on the pricing. I noticed that during the course of the quarter the discretionary service lines especially consulting and SI held up better than business operations. However, the pricing still went down sequentially. Anything that I am missing there?

S.D. Shibulal

Quarter-to-quarter pricing, one should not consider the secular change. If you look at the year-on-year pricing our revenue productivity went up by 4.7% during the year which is a pretty strong indicator that our portfolio is performing to our aspirations and it is also a reflection of our ability to provide higher client value and get better returns.

Ankur Rudra

Fair enough, thanks for that.

Moderator

Thank you. The next question is from Sandip Agarwal from Edelweiss. Please go ahead.

Sandip Agarwal

Just a couple of questions. One was on the utilization like the way we are seeing utilizations decline in this quarter so what will be the new normal for at least FY13, earlier we were saying 76% to 80% kind of range. Second question is on the BFSI segment, while we understand that the regulatory environment have been postponed, how do you see the overall spend in the BFSI segment for FY13. And a follow-up question, why this quarter we did not see a huge growth in utilities and retail, what was the problem?

V. Balakrishnan

On the utilization there is no new normal, our comfort zone is always 76%-80%. We had created a platform with a capacity. If the growth comes back, will look much better. On BFSI, I will ask Ashok to reply.

Ashok Vemuri

I think in the BFSI sector, we do expect to see a continuation of what we have been seeing in the last couple of quarters. From a regulatory and compliance spend perspective, there definitely will be a slowdown. But there is lot more focus we expect to happen on optimization and productivity enhancement. We are doing a lot of work in the mobility space. We are doing a lot of work in cloud. We think there will be alternatives to some of the areas that have seen a decline. I will ask Prasad to comment on the Utilities space.

Prasad Thrikutam

In the utilities space this quarter, we had couple of good wins. One of them in the area of business transformation, we are helping out a water utility to transform their legacy applications to increase their efficiency, compliance and ability to serve their customers. We also won an infrastructure management deal using our ‘Smarter Organization theme of ‘Building Tomorrow’s Enterprise’ platform, in the infrastructure management area. On utilities, in the US because of the economic situation, the employment and the political nature, many of these utilities work in states or cities. They are dependent on a rate case model to increase their capital expenditure. Because of the economic environment, many of these utility companies are not getting new capital for investments, so there is a lot of cost pressure. Interestingly in Europe, we are seeing opportunities especially in Germany and France where large utilities are looking at outsourcing for getting greater cost efficiencies. We are seeing some good activity in Europe. I hope I have answered your question.

Sandip Agarwal

Retail and life sciences?

Pravin Rao

In the Retail sector, overall the same stores sales which is the metric the retailers use for measuring the growth, has started trending upwards in the last couple of months. So there is a bit of positivity, at least in the North America side. But at this stage it has not really translated into any aggressive spending. Clients are still grappling with the volatility, they are still grappling with some of the new business models like the Amazon kind of business model, particularly brick and mortar retailers. They are also grappling with new consumers for more value-conscious and more socially aware. Most of their investments are going into areas of digital commerce, multi-channel commerce, business intelligence etc. At the same time they are also trying to cut cost on the opex side so that they can fund some of these initiatives. Net-net, on the Retail said we have been seeing a steady pipeline but nothing spectacular. On the CPG side, the rise in commodity costs and slower growth in the developed markets is a concern for CPG clients. Most of their growth is happening in the emerging markets and most of their investments are towards that. In the Life Sciences space, with many of the blockbuster drugs coming off patent and lack of profitability in any new drugs, most of the clients are under severe top-line pressures. They have now started focusing lot more on the cost and on the operational efficiency. We expect to see in the coming quarters some amount of vendor consolidation and efficiency initiative. Overall as compared with the last quarter and when I start looking at the next couple of quarters, there is a decent pipeline. However, the uncertainty will still continue till some of the macro indicators become much more steady.

Sandip Agarwal

Last question from Bala. What will be the tax rate in FY13 and the capex?

V. Balakrishnan

The effective tax rate today is around 28%. I think next year too it will be within that range of 28%-28.5%. On capex, we will be spending around Rs. 2000 crores next year.

Sandip Agarwal

Thank you. That is all from my side.

Moderator

Thank you. Ladies and gentlemen due to time constraints that was the last question. I would now like to handover the conference back to Mr. Avishek Lath and the management for closing comments.

S.D. Shibulal

Thank you very much for attending the call. It has been a pleasure from our side to talk to all of you. Once again I really look forward to seeing you in the next quarter. Thank you very much.

Moderator

Thank you very much, members of the management team. Ladies and gentlemen, with that we conclude this conference call. Thank you for joining us and you may now disconnect your lines.